AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this "Amendment"), made and entered into as of October 29, 2008, by and between Jacobs Financial Group, Inc., a Delaware corporation (the "Purchaser"), and National Indemnity Company, a Nebraska corporation (the "Seller"), amends that certain Stock Purchase Agreement, dated as of August 20, 2008, by and between Purchaser and Seller (the "Agreement") concerning the sale of Unione Italiana Reinsurance Company of America, Inc., a corporation organized under the laws of the State of New York (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement.

WHEREAS, the full legal name of the Company was incorrectly set out in the Agreement and the parties wish to correct this error; and

WHEREAS, the Purchaser and Seller desire to clarify that for purposes of calculating Policyholders' Surplus and the Base Purchase Price and the Purchase Price, any amount reported by the Company for the Provision for Reinsurance, shall be disregarded when calculating Policyholders' Surplus; and

WHEREAS, the New York Insurance Department has requested an amendment to the Agreement to reflect that the Company's Policyholders' Surplus shall not be less than $20.0 million as of the Closing Date.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties to this Amendment do hereby agree as follows:

1. The definition of the "Company" as set out in the first Whereas clause of the Agreement shall be amended to read as follows:

   "Unione Italiana Reinsurance Company of America, Inc."

2. The definition of "Policyholders' Surplus" as set out in Section 1.1 of the Agreement shall be amended to read as follows

   ""Policyholders' Surplus" means as of any date "surplus as regards policyholders" of the Company calculated in accordance with Statutory Accounting Practices of the Domiciliary Insurance Department applied on a basis consistent with the Statutory Statements of the Company, provided, however, that any Provision for Reinsurance shall be disregarded when calculating "surplus as regards policyholders" for all purposes of this definition."

3. The following definition "Provision for Reinsurance" shall be added to Section 1.1. of the Agreement.

"Provision for Reinsurance" means as of any date the provision for reinsurance as respects the liabilities of the Company calculated in accordance with Statutory Accounting Practices of the Domiciliary Insurance Department applied on a basis consistent with the Statutory Statements of the Company.

4. Section 5.12. Maintenance of Policyholders' Surplus, shall be amended to read as follows:

> Maintenance of Policyholders' Surplus. From and after the date hereof until the Closing Date, the Seller shall not, and shall cause the Company not to, affirmatively undertake to (i) increase the level of Policyholders' Surplus to exceed $50.0 million as of the Closing Date (it being understood and agreed that Seller shall in no event be obligated seek regulatory approval to cause the Company to declare and pay an extraordinary dividend to Seller in the event that such Policyholders' Surplus exceeds $50.0 million at any time on or prior to the Closing Date), or (ii) decrease the level of Policyholders' Surplus to less than $20.0 million as of the Closing Date. Under no circumstances shall the foregoing be construed to restrict the Seller or the Company from any ordinary course business activities, including, but not limited to, the commutation or resolution of liabilities or outwards recoveries, which may in fact have an impact on the level of Policyholders' Surplus.

5. Section 5.13. Financing, first sentence of such Section 5.13 shall be amended to read as follows:

> Purchaser shall deliver to Seller, prior to the earlier of (i) December 31, 2008 and (ii) the Closing Date, an officer's certificate of Purchaser to the effect that, as of the date of such certificate, Purchaser has cash available or has existing or committed (subject to customary closing conditions) borrowing facilities which together are sufficient to enable it to consummate the transactions contemplated by this Agreement (the "Financing Certificate").

6. Section 7.1. Termination Events, subsection (d), shall be amended to read as follows:

> (d) by the Seller if (i) there has been a breach of any of the Purchaser's representations, warranties or covenants contained in this Agreement, and which breach has not been cured or cannot be cured within 15 days after the written notice of breach from the Sellers, (ii) the Purchaser shall have failed to deliver to Seller the Financing Certificate prior to the earlier of (x) December 31, 2008 and (y) the Closing Date, or (iii) if Purchaser shall have delivered the Financing Certificate and thereafter notifies Seller (which the Purchaser hereby agrees it will do as promptly as practicable) that the representations and warranties set forth in the Financing Certificate shall cease to be true and correct in all material respects, in which case such failure shall constitute a breach of a representation and warranty of Purchaser for purposes of Section

2

7.1(d)(i) above and the Seller shall have the rights described in such Section 7.1(d)(i) and Section 7.2;

7. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

8. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together with the Agreement shall be considered one and the same agreement.

9. This Amendment is the sole amendment to the Agreement. Except for the amendments to the Agreement provided for herein, the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have executed this Amendment as of the date first above written.

JACOBS FINANCIAL GROUP, INC.

By: John M. Jacobs
Name: John M. Jacobs
Title: President

NATIONAL INDEMNITY COMPANY

By: [signature]
Name: Forrest N. Krutter
Title: Sr. Vice President